For Immediate Release
November 18, 2011

Manulife Financial completes Subordinated Debenture offering

TORONTO - The Manufacturers Life Insurance Company (“MLI”), the Canadian insurance company subsidiary of Manulife Financial Corporation, has successfully completed its previously announced offering of $550 million aggregate principal amount of subordinated debentures.

The 4.21% fixed/floating subordinated debentures due November 18, 2021, which are guaranteed by Manulife Financial Corporation on a subordinated basis, were issued under a prospectus supplement dated November 15, 2011 to MLI’s short form base shelf prospectus dated November 11, 2011. Details of the offering are set out in the prospectus supplement which is available on the SEDAR website for MLI at www.sedar.com. The debentures were offered through a syndicate of dealers co-led by RBC Capital Markets and TD Securities Inc.

The debentures have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

About Manulife Financial

Manulife Financial is a leading Canada-based financial services group operating in 21 countries and territories worldwide. For more than 120 years, clients have looked to Manulife for strong, reliable, trustworthy and forward-thinking solutions for their most significant financial decisions. Our international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients. We provide asset management services to institutional customers worldwide as well as reinsurance solutions, specializing in property and casualty retrocession. Funds under management by Manulife Financial and its subsidiaries were $492 billion (US$473 billion) as at September 30, 2011. The Company operates as Manulife Financial in Canada and Asia and primarily as John Hancock in the United States. Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK. Manulife Financial can be found on the Internet at manulife.com

Media inquiries: Anthony Wilson-Smith 416 852-8899 anthony_wilson-smith@manulife.com Laurie Lupton 416 852-7792 laurie_lupton@manulife.com	Investor Relations: Anthony G. Ostler (416) 926-5471 anthony_ostler@manulife.com